Exhibit 12
PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2003 through 2007
(in thousands except ratio amounts)

	2007	2006	2005	2004	2003
Earnings:
Pre-tax income from continuing operations	$123,547	$122,525	$131,235	$123,894	$105,189
Distributed income of equity investees	28,228	57,410	24,344	26,291	10,188
Fixed charges	63,350	58,445	49,709	52,436	43,491
Preferred security dividend, net of tax	—	—	—	(1,379)	(276)

Total Adjusted Earnings	$215,125	$238,380	$205,288	$201,242	$158,592

Fixed Charges:
Interest	$60,530	$55,959	$47,336	$48,973	$41,401
Amortization of debt expense	746	561	439	429	365
One-third of rental expense	2,074	1,925	1,934	1,655	1,449
Preferred security dividend, net of tax	—	—	—	1,379	276

Total Fixed Charges	$63,350	$58,445	$49,709	$52,436	$43,491

Ratio of Earnings to Fixed Charges	3.40	4.08	4.13	3.84	3.65